

08025567

UNITEDSTATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66776

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/07___ AND ENDING ___12/31/07___

                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SECURITIES NETWORK LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

3525 HOLCOMB BRIDGE ROAD

(No. and Street)

NORCROSS	GA	30092
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JONATHAN SELF   678-966-9445

                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RUBIO CPA, PC

(Name – *if individual, state last, first, middle name*)

2120 POWERS FERRY ROAD, SUITE 350	ATLANTA	GA	30339
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 4 2008
THOMSON FINANCIAL

SEC
Mail Processing
Section

FEB 2 8 2008

Washington, DC
100

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, __JONATHAN SELF_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__SECURITIES NETWORK LLC_____ , as

of ____DECEMBER 31_____ , 20 _07____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

WILLIAM C BRAND
NOTARY PUBLIC
Gwinnett County
State of Georgia
My Commision Expires 07/11/2010

_____
Notary Public

_____
Signature

__FINOP_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES NETWORK LLC
Financial Statements
For the Year Ended
December 31, 2007
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Members
Securities Network LLC

We have audited the accompanying statement of financial condition of Securities Network LLC, as of December 31, 2007 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Network LLC, as of December 31, 2007 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 24, 2008
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

SECURITIES NETWORK LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

	2007
Cash and cash equivalents	$ 292,556
Accounts receivable	41,108
Accounts receivable - broker dealers	35,000
Office equipment, net of accumulated depreciation of $630	638
Prepaid expenses	16,928
Total Assets	$ 386,230

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Accounts payable	$ 9,225
Accrued commissions	67,551
Accrued retirement plan contribution	41,798
Total Liabilities	118,574
MEMBERS' EQUITY	267,656
Total Liabilities and Members' Equity	$ 386,230

The accompanying notes are an integral part of these financial statements.

SECURITIES NETWORK LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2007

		2007
REVENUES		
Commissions	$	2,263,273
Consulting		200,867
Other		144,603
Interest income		6,160
Total revenues		2,614,903
GENERAL AND ADMINISTRATIVE EXPENSES		
Compensation and benefits - members		41,798
Commissions		2,243,762
Communications		1,581
Occupancy		5,760
Other operating expenses		141,129
Total expenses		2,434,030
NET INCOME	$	180,873

The accompanying notes are an integral part of these financial statements.

SECURITIES NETWORK LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2007

	2007
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 180,873
Adjustments to reconcile net loss to net cash	
used in operations:	
Depreciation	252
Increase in accounts receivable	(27,014)
Increase in accrued commissions	34,280
Increase in accounts payable	3,457
Increase in prepaid expenses	(5,751)
Increase in accrued retirement plan contribution	22,166
NET CASH PROVIDED BY OPERATING ACTIVITIES	208,263
CASH FLOWS FROM INVESTING ACTIVITIES:	
Decrease in other assets	475
NET CASH PROVIDED BY INVESTING ACTIVITIES	475
NET INCREASE IN CASH AND CASH EQUIVALENTS	208,738
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	83,818
End of year	$ 292,556
SUPPLEMENTAL INFORMATION	
Capital contribution arising from forgiveness of	
of accrued compensation	$ 25,368

The accompanying notes are an integral part of these financial statements.

SECURITIES NETWORK LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2007

Balance, December 31, 2006	$	61,415
Net income		180,873
Capital contribution arising from forgiveness of accrued compensation		25,368
Balance, December 31, 2007	$	267,656

The accompanying notes are an integral part of these financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Organization and Description of Business:</u>   Securities Network LLC (the "Company"), a Delaware Limited Liability Company, is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority.

The Company executes investment securities transactions and provides investment advisory services for its customers located throughout the United States.

<u>Cash and Cash Equivalents:</u>   The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its accounts at a high credit quality bank. Balances at times may exceed federally insured limits.

<u>Office Equipment:</u>   Office equipment is recorded at cost. Depreciation is provided by use of straight-line methods over the estimated useful lives of the respective assets of five years.

<u>Accounts Receivable:</u>   The Company provides for doubtful accounts when current market conditions indicate that collection of an account is doubtful.

The accounts receivable at December 31, 2007 are considered fully collectiable and no reserve for doubtful accounts is provided.

<u>Income Taxes:</u>   The Company is taxed as a partnership. Therefore the income or losses of the Company flow through to its members and no income taxes are recorded in the accompanying financial statements.

<u>Estimates:</u>   Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $208,982, which was $201,077 in excess of its required net capital of $7,905 and its ratio of aggregate indebtedness to net capital was .57 to 1.0.

NOTE C — OFF BALANCE SHEET RISK

In the normal course of business, the Company's customers execute securities transactions through the Company. These activities may expose the Company to off balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

NOTE D – CONCENTRATIONS

The accounts receivable at December 31, 2007 are due from two customers.

NOTE E – RELATED PARTIES

All of the Company's customers are referrals from related parties.

The Company has a lease and services agreement with a company owned by its members. Under the agreement, which expires October 2009, the related entity provides the Company with office facilities and certain other general and administrative support in exchange for monthly fees. Effective November 1, 2007, the agreement was revised to require lease and service fees of $480 monthly which is the Company's estimated allocable portion of these costs of a related group of companies.

In addition, the Company pays the same related company for regulatory, licensing and compliance assistance

Payments to the related company for 2007 for its services were approximately $34,000.

NOTE F – RETIREMENT PLAN

The Company has a 401(k) plan covering substantially all employees. Discretionary employer contributions for 2007 of $41,798 are expensed in the accompanying financial statements.

SUPPLEMENTAL INFORMATION

SCHEDULE I
SECURITIES NETWORK LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2007

NET CAPITAL:

Total members' equity	$ 267,656
Less nonallowable assets:	
Office equipment	(638)
Prepaid expenses	(16,928)
Accounts receivable - non-allowable	(41,108)
Net capital before haircuts	208,982
Less haircuts	-
Net capital	208,982
Minimum net capital required	7,905
Excess net capital	$ 201,077
Aggregate indebtedness	$ 118,574
Net capital based on aggregate indebtedness	$ 7,905
Ratio of aggregate indebtedness to net capital	.57 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2007

There is no difference between net capital as reported in Form X-17A-5 and net capital stated above.

SECURITIES NETWORK LLC

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY RULE 17a-5

To the Members
Securities Network LLC

In planning and performing our audit of the financial statements of Securities Network LLC, for the year ended December 31, 2007, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Securities Network LLC, that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 24, 2008
Atlanta, Georgia

Rubio CPA, PC

RUBIO CPA, PC

END